FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: May 2 -6, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 -550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2005

   "R. Michael Jones"

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd.

Suite 328 – 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM: TSXV; PTMQF: OTCBB SEC Form 20F, File No. 0-30306
No. 05-107	NEWS RELEASE	MAY 2, 2005

Elandsfontein Acquisition Complete

Platinum Group Metals Ltd. (PTM: TSXV; PTMQF: OTCBB) reports the acquisition of mineral and surface rights to 365.64 hectares of the farm Elandsfontein 102 JQ located on the south-western corner of the Western Bushveld Joint Venture (“WBJV”) property near Rustenburg, South Africa. Preliminary engineering by the Company and its advisors indicates that the property is ideally located for the installation of a trackless-developed decline into the known resource area of the WBJV and that the property is large enough to host all mine related infrastructure, equipment and facilities. Drilling completed by the Company in 2003 indicates the farm hosts sufficient platinum and palladium mineralization within the Merensky Reef to justify the cost of acquisition. The Company intends to drill along the intended path of the decline in 2005. At a 10-degree gradient it is estimated that a decline would intercept the Merensky Reef at a vertical depth of approximately 50 to 80 metres.

The Company optioned the Elandsfontein property in December 2002 and exercised its option to acquire the property in June 2003. Subsequent to exercising its option the Vendors disputed the final purchase price under the terms of the option agreement and the matter was referred to arbitration.  The Vendors and the Company have settled the matter and the purchase price is the same as it would have been if calculated and paid under the original option agreement.  The Company will purchase the rights in exchange for five payments to December 15, 2005 totalling Rand 7.2 million (approximately C $1.45 million).

The Company’s interests in the mineral rights to the Farm Elandsfontein 102 JQ are included in the WBJV (PTM 37%, Anglo Platinum 37%, and Africa Wide 26%). An initial resource of 4.74 million ounces platinum, palladium, rhodium and gold is reported on the WBJV.  Drilling to increase the size and confidence level of this resource is now underway with 3 drilling rigs.

About PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM is exploring and developing significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa including the large scale Western Bushveld Joint Venture with Anglo Platinum Corporation Limited and Africa Wide Mining north of Rustenburg, South Africa.

PTM is also the largest mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario. Results are pending from earlier drilling completed on the Seagull project northeast of Thunder Bay where significant platinum and palladium mineralization was recently discovered within the Seagull layered intrusion. The Company has a separate active joint venture with Anglo Platinum at Agnew Lake near Sudbury, Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GROUP METALS LTD. 328 -550 Burrard Street Vancouver BC, V6C 2B5 Telephone: (604) 899-5450 Facsimile: (604) 484-4710
ITEM 2.	Date of Material Change May 2, 2005

ITEM 3.	PRESS RELEASE
The Issuer issued a press release at Vancouver, BC dated May 2, 2005 to the TSXV.

ITEM 4.	SUMMARY OF MATERIAL CHANGE
Platinum Group Metals Ltd. (PTM-TSXV) reports the acquisition of mineral and surface rights to 365.64 hectares of the farm Elandsfontein 102 JQ located on the south-western corner of the Western Bushveld Joint Venture property near Rustenburg, South Africa.
ITEM 5.	Full Description of Material Change
See News Release dated May 2, 2005.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION
118(2) OF THE ACT (ALBERTA) N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	SENIOR OFFICERS
The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 9th day of May, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones,
President & CEO

Platinum Group Metals Ltd.

328 -550 Burrard Street, Vancouver BC, V6C 2B5

MATERIAL CHANGE REPORT